Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 6, 2016

Relating to Preliminary Prospectus Supplement dated September 6, 2016

Registration No. 333-203869

MAGELLAN MIDSTREAM PARTNERS, L.P.

$500,000,000 4.25% Senior Notes due 2046

Issuer:	Magellan Midstream Partners, L.P.

Expected ratings (Moody’s/S&P)*:	Baa1/ BBB+

Note type:	Senior Unsecured Notes

Pricing date:	September 6, 2016

Settlement date (T+5):	September 13, 2016

Title of securities:	4.25% Senior Notes due 2046

Maturity date:	September 15, 2046

Principal amount:	$500,000,000

Benchmark:	U.S. Treasury 2.500% due May 15, 2046

Benchmark yield:	2.224%

Re-offer spread:	+210 basis points

Re-offer yield to maturity:	4.324%

Coupon:	4.25%

Public offering price:	98.762% of Principal amount

Optional redemption:	Prior to March 15, 2046, at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes matured on March 15, 2046, but for the redemption, (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points; plus, in either case, accrued and unpaid interest, if any, to the date of redemption. On or after March 15, 2046, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	March 15 and September 15, beginning March 15, 2017.

CUSIP / ISIN:	559080AL0 / US559080AL03

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Citigroup Global Markets Inc. at (800) 831-9146, Mizuho Securities USA Inc. at (866) 271-7403 or RBC Capital Markets, LLC at (866) 375-6829.